UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Argon ST, Inc.
(Name of Subject Company)

Vortex Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
The Boeing Company
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

040149106
(CUSIP Number of Class of Securities)

Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596
(312) 544-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$882,370,033.50	$62,912.99

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $34.50 per share by 25,575,943 shares of Argon ST, Inc. common stock, which is the sum of (a) 22,076,636 shares of common stock outstanding (including 75,321 unvested restricted shares), (b) 3,359,932 shares of common stock authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 shares of common stock and restricted stock units with respect to 406,233 shares of common stock) and (c) 139,375 outstanding cash-settled stock appreciation rights linked to the value of shares of common stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,912.99 Filing Party: Vortex Merger Sub, Inc.

Form of Registration No.: Schedule TO Date Filed: July 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 4, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on July 20, 2010, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on July 15, 2010, Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 12, 2010, and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon”), at a purchase price of $34.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).
Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.
Item 11. Additional Information.
The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the paragraph under the heading “Certain Litigation” with the following paragraph:
     “On July 2, 2010, Deidre Noelle Sullivan, alleging herself to be a stockholder of Argon, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (the “Sullivan Complaint”), in connection with the Offer and the Merger. The complaint names as defendants Argon and the members of Argon’s board of directors. The suit alleges that the members of Argon’s board of directors breached their fiduciary duties to Argon’s shareholders in connection with the sale of Argon and that Argon aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction against the Offer and the Merger and also seeks the costs of the action, including attorneys’ fees, experts’ fees and other costs. On July 12, 2010, the plaintiff filed an amended complaint (the “Amended Complaint”). The Amended Complaint (i) adds Parent and the Purchaser as defendants, (ii) adds allegations that the Schedule 14D-9 contains materially misleading statements and omits material information and (iii) alleges that Parent and the Purchaser aided and abetted the alleged breach of fiduciary duty. On July 12, 2010, the plaintiff also filed a motion seeking to expedite discovery in anticipation of a forthcoming motion for a preliminary injunction to enjoin the defendants from proceeding with, consummating or otherwise giving effect to the Offer and the Merger. On July 19, 2010, the plaintiff filed a corrected amended complaint removing certain allegations from the previous pleading (the “Corrected Amended Complaint”). On July 20, 2010, the defendants filed motions to dismiss the Sullivan Complaint and oppositions to the plaintiff’s motion for expedited discovery. On July 23, 2010, the United States District Court for the Eastern District of Virginia denied the plaintiff’s motion for expedited discovery at a hearing held to consider only that motion. The foregoing summary of the Sullivan Complaint, the Amended Complaint and the Corrected Amended Complaint does not purport to be complete and is qualified in its entirety by reference to the Sullivan Complaint, which is filed as Exhibit (a)(15) to the Schedule 14D-9 filed by Argon with the SEC on July 8, 2010, the Amended Complaint, which is filed as Exhibit (a)(16) to Amendment No. 2 to the Schedule 14D-9 filed by Argon with the SEC on July 15, 2010, and the Corrected Amended Complaint, which is filed as Exhibit (a)(19) to Amendment No. 6 to the Schedule 14D-9 filed by Argon with the SEC on July 26, 2010, each of which is incorporated herein by reference. The Company, Parent and the Purchaser believe the allegations are without merit and intend to defend vigorously the action.”
Item 12. Exhibits.
Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(M)	Corrected Amended Complaint filed in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (incorporated by reference to Exhibit (a)(19) to Amendment No. 6 to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 26, 2010)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 26, 2010

Vortex Merger Sub, Inc.

By:	/s/ John M. Meersman

Name:	John M. Meersman
Title:	President

The Boeing Company

By:	/s/ Michael F. Lohr

Name:	Michael F. Lohr
Title:	Vice President, Corporate Secretary and Assistant General Counsel